Mail Stop 6010

August 5, 2005

Joe Puentes
President
Pricester.com, Inc.
3900 Hollywood Blvd.
Suite 203
Hollywood, FL 33021

      Re:	Pricester.com, Inc.
      Amendment No. 9 to Registration Statement on Form SB-2
      Filed July 29, 2005
      File No 333-118993

Dear Mr. Puentes:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. Please add a section to discuss recent developments to discuss results of operations and liquidity for the quarter ended June 30, 2005.
2. Please update the disclosure to the extent practical. For example, discuss the status of your plans to apply to the OTC Electronic Bulletin Board and the status of your plans to enter into employment agreements with your officers and directors.

Security Ownership of Certain Beneficial Owners and Management,
page
46
3. Please disclose the amounts paid by your officers and directors to purchase your common stock.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tara Harkins at (202) 551-3639 or Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements and related matters.  Please contact me at
(202)
551-3602 with any other questions.


      Sincerely,


							Thomas A. Jones
							Senior Attorney

cc (via fax): Jody Walker, Esq.






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Joe Puentes
Pricester.com, Inc.
August 5, 2005
Page 1